MASSACHUSETTS FINANCIAL SERVICES COMPANY

500 BOYLSTON STREET — BOSTON — MASSACHUSETTS 02116-3741

617 — 954-5000

October 6, 2011

VIA EDGAR

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form N-14 of MFS® Variable Insurance Trust II (the “Trust”)
(File Nos. 333-176396 and 811-03732)

Ladies and Gentlemen:

Pursuant to Rule 497(b) of the General Rules and Regulations under the Securities Act of 1933, as amended, enclosed is the final form of: (i) the combined Prospectus/Proxy Statement; (ii) the Statement of Additional Information and (iii) proxy cards, each relating to the acquisition of certain assets and liabilities of Capital Appreciation Variable Account, Global Governments Variable Account, Government Securities Variable Account, High Yield Variable Account, Money Market Variable Account and Total Return Variable Account (collectively, the “Accounts”) by MFS Massachusetts Investors Growth Stock Portfolio, MFS Global Governments Portfolio, MFS Government Securities Portfolio, MFS High Yield Portfolio, MFS Money Market Portfolio, and MFS Total Return Portfolio, respectively, each a series of the Trust. The combined Prospectus/Proxy Statement is being mailed to contract owners of the Accounts on or about October 3, 2011.

If you have any questions concerning this filing, please call the undersigned at (617) 954-4340.

Very truly yours,

/S/ Susan A. Pereira
Susan A. Pereira
Assistant Secretary

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